UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

20 August 2013
Commission File No. 001-32846

____________________________

CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

CRH plc ("the Company")
Voting Rights and Capital

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2013 INTERIM RESULTS

Key Points

• Sales revenue down 3%; this reflects a 6% reduction on a like-for-like basis, comprising a 7% fall in the four months to April moderating to a 3% decline in May/June.

• Earnings before interest, tax, depreciation, amortisation and impairment charges (EBITDA) amounted to €0.4 billion, in line with AGM guidance. Excluding pension/CO2 gains, EBITDA was 18% below first half 2012.

• Dividend per share maintained at 18.5c.

• Incremental cost savings of €111 million in 2013; accelerating initiatives in Europe due to weak markets.

• Continued focus on working capital management and capital expenditure.

• First half acquisitions/investments of €470 million; cumulative €0.8 billion in last 12 months.

• Proceeds of €202 million from disposals.

• Net debt of €4.2 billion, €0.4 billion higher than June 2012.

Key Figures

	Six months ended 30 June
	2013	2012
		Restated 1
	€ m	€ m	Change
Sales revenue	8,007	8,271	-3%
EBITDA2	397	523	-24%
EBITDA excluding pension curtailment and CO2 gains3	392	479	-18%
Operating profit2	41	162	-€121m
Profit on disposals4	18	196	-€178m
Finance costs, net	(146)	(151)	+€5m
Share of joint venture/associate results, net of impairment5	16	(105)	+€121m
(Loss)/profit before tax	(71)	102	-€173m
	€ cent	€ cent
Basic (loss)/earnings per share	(7.8)	13.4	-21.2c
Dividend per share	18.5	18.5	No change

1 All 2012 numbers presented in this Report for comparative purposes have been restated to reflect the impact of new accounting rules for joint ventures and for pensions

2 EBITDA and operating profit exclude profit on disposals and CRH's share of joint ventures' and associates' profit after tax

3 Pension gains of €2 million included in 2013 (2012: €21m) ; CO2 trading gains of €3 million in 2013 (2012: €23 million)

4 Profit on disposals in 2012 included gains totalling €183 million on disposal of the Group's 49% stake in the Secil joint venture in Portugal and of Magnetic Autocontrol, our wholly-owned German access control business

5 Share of profits from equity-accounted entities in 2012 included an impairment charge of €130 million in respect of the Group's 26% associate Uniland in Spain; this investment was divested by the Group in February 2013

Myles Lee, Chief Executive, said today:

"Although recent economic indicators suggest that the Eurozone may be emerging from recession, overall construction activity remains weak and we expect challenging trading conditions in Europe for the remainder of 2013. In the United States, economic growth is estimated to have strengthened over recent quarters and we expect second half EBITDA to be ahead of last year. Overall for CRH, we expect EBITDA for the second half of the year to be in line with last year (restated 2012: €1.04 billion). The Group continues to focus on cost management, operational excellence, value-adding acquisitions and strong cash generation, and is well-positioned to progress as markets recover."

Announced Tuesday, 20 August 2013

2013 INTERIM RESULTS

OVERVIEW

Our interim management statement on 8 May highlighted the trading challenges posed by the weak economic backdrop in Europe and difficult weather conditions in both Europe and North America, which had led to a 7% cumulative decline in like-for-like sales to end-April with a consequent impact on profitability. The statement indicated our expectation that for May/June profits in the Americas would show an advance but that ongoing economic weakness made it unlikely that any of the January to April shortfalls in sales and profitability in Europe would be recovered. Based on these trends we forecasted first half EBITDA of approximately €0.4 billion.

Although overall trading for May/June in Europe slightly lagged expectations, and our Americas Materials operations continued to be impacted by unseasonal weather conditions in June, a better than anticipated out-turn in Americas Products & Distribution resulted in EBITDA in line with our AGM forecast at €397 million.

Reported sales revenue for the period of €8.0 billion was 3% behind 2012. On a like-for-like basis, excluding the impact of acquisitions, divestments and exchange translation, underlying sales were 6% lower than 2012; this reflected an improving trend in May/June which saw a like-for-like sales decline of 3%.

Comparison of 2013 EBITDA, operating profit and profit before tax with the reported first half 2012 outcome is affected by a number of items:

	Six months ended 30 June
	2013	2012
		Restated	Change
	€ m	€ m	€ m
Pension curtailment gain	2	21	-19
Gains from CO2 trading	3	23	-20
Total impact at EBITDA and operating profit level	5	44	-39
Profit on divestments of Secil joint venture and Magnetic Autocontrol	-	183	-183
Uniland impairment charge	-	-130	+130
Impact at profit before tax level	5	97	-92

Excluding the pension restructuring gain and gains from CO2 trading, EBITDA fell by 18% compared with 2012. EBITDA is stated after charges of €20 million (2012: €21 million) related to our ongoing cost reduction programme.

Our Americas Products and Distribution businesses delivered improved margins which offset the margin decline in the more weather-dependent Materials business; in Europe, all three business segments reported declines in margins compared with last year. After depreciation and amortisation charges which were similar to last year at €356 million (2012: €361 million), first-half operating profit (EBIT) amounted to €41 million (2012: €162 million).

Our share of profit after tax (PAT) for equity-accounted entities (joint ventures and associates) amounted to €16 million for the period; this compares with a loss of €105 million for the corresponding period last year which included the €130 million Uniland impairment charge.

The first-half result at profit before tax level was a loss of €71 million compared with a restated profit of €102 million in 2012. The loss per share for the period was -7.8c (2012: earnings per share 13.4c).

Note 3 on page 18 analyses the key components of first half 2013 performance.

ACCOUNTING CHANGES

Following first-time implementation in 2013 of IFRS 11 Joint Arrangements, the Group's share of results after tax for joint ventures and associates is included as a single line item in arriving at Group result before tax; prior to 2013, the financial statements of joint ventures were proportionately consolidated by CRH. The 2013 results also reflect the change in accounting for net interest expense in relation to pension liabilities as required by IAS 19 Employee Benefits (revised), which is also effective for the Group for 2013.

All 2012 numbers presented for comparative purposes in this report have been restated to reflect the impact of these changes on the previously reported figures for 2012; as set out in note 2 on page 17, the net impact was a reduction of €317 million in the previously reported first-half 2012 sales, reductions of €45 million in EBITDA and €22 million in operating profit and a net reduction of €15 million in first-half profit before tax.

DIVIDEND

The Board has decided to maintain the 2013 interim dividend at last year's level of 18.5c per share. It is proposed to pay the interim dividend on 25 October 2013 to shareholders registered at the close of business on 30 August 2013. A scrip dividend alternative will be offered to shareholders.

COST REDUCTION PROGRAMME

Our ongoing cost reduction initiatives delivered incremental savings of €111 million in the first half of 2013; this brings cumulative annualised savings under the cost reductionprogramme to €2.3 billion since 2007, of which over 40% is permanent in nature. With the continued weakness in key European markets, we are accelerating the programme of adjustments to our European cost base to enhance our competitive position. In addition to the targeted €125 million of savings previously announced for 2013, we have identified a further €60 million of savings, primarily focused on restructuring initiatives in Europe, bringing the full year target to €185 million.
Costs incurred in implementing the savings amounted to €20 million (2012: €21 million) in the first half, bringing the cumulative total cost of implementation of the programme to €507 million.

DEVELOPMENT AND PORTFOLIO REVIEW

Total acquisition/investment activity in the first half of 2013 amounted to €470 million (2012: €263 million) on a total of 18 transactions which are expected to contribute annualised sales of approximately €330 million, of which €101 million has been reflected in our Interim 2013 results.

Six transactions were completed by our Europe operations, including the acquisition of Cementos Lemona in Spain as part of the asset swap in which we divested our 26% stake in Corporacion Uniland. Two other transactions by Europe Materials strengthened our aggregates position in Northern Ireland and expanded our network of cement import facilities in Britain. In Europe Products, an acquisition in Belgium established the Group as market leader in prestressed, hollowcore floors while two acquisitions in the Distribution segment added 9 branches to our network of builders merchants across the Benelux.

In the Americas, the Materials Division completed seven bolt-on transactions across its operations, adding 435 million tonnes of strategically-located aggregates reserves, primarily in the Eastern region of the United States. Our Products business significantly expanded its presence in the high-growth region of Western Canada with an acquisition which complements the footprint of our existing North American architectural products business and forms a platform for further bolt-on opportunities. Three other acquisitions in the Products segment strengthened our local market positions and should deliver good synergies as we consolidate the acquired businesses with our existing operations. The Distribution business completed one acquisition adding three locations to our interior products network.

Proceeds from divestments during the period, including the transfer of Uniland, amounted to €202 million.

FINANCE

Net finance costs of €146 million for the period were lower than last year (2012: €151 million). The interim effective tax rate of 20% (tax charge as a % of pre-tax result) has been estimated, as in prior years, based on the current expectations of the full year tax charge.

Net debt of €4,191 million at 30 June 2013 was €352 million higher than the figure reported at end-June 2012, and reflects acquisition and investment activity of €755 million during the 12 month period. In line with the normal seasonal pattern of the Group's trading which sees a significant working capital outflow in the first half of the year as the construction season gets under way, net debt increased by €1,282 million during the six-month period.

In April 2013 the Group issued €750 million in 10-year Eurobonds at a coupon rate of 3.125%, the lowest coupon ever achieved by the Group in the capital markets, and also the longest maturity ever issued by CRH in the European market. The Group remains in a very strong financial position with €1,224 million of cash and cash equivalents at end-June; 99% of the Group's gross debt was term/bond debt or drawn under committed term facilities, 76% of which mature after more than one year. Undrawn committed facilities at end-June amounted to €1,815 million.

OUTLOOK

Although recent economic indicators suggest that the Eurozone may be emerging from recession, overall construction activity remains weak. Within our own businesses the rate of overall like-for-like revenue decline has continued to moderate since mid-year with the changes most marked in our Materials activities in Poland and Ukraine where our cement volumes over the last six weeks have exceeded 2012 levels. While Switzerland and Finland continue to be resilient, activity in the Netherlands, one of our major markets, is still at a low level. In addition, the overall 2013 industry pricing environment in Europe has been constrained by the very difficult demand conditions experienced in the early months. As a result, we expect challenging trading conditions in Europe for the remainder of 2013.

In the Americas, economic growth in the United States is estimated to have strengthened over recent quarters despite budgetary uncertainties at Federal Government level. Demand in the United States residential sector is on an upward trajectory, while non-residential indicators remain positive. Infrastructure activity, however, has continued to be impacted to date in the second half by adverse weather conditions leaving our ability to capitalise fully on better backlogs and improving margins very much dependent on favourable conditions over the next twelve weeks before the road paving season winds down. Nonetheless, we expect EBITDA for the Americas to be ahead of 2012 in the second half.

In light of the above, we expect Group EBITDA for the second half of the year to be in line with last year (restated 2012: €1.04 billion).

The Group continues to focus on cost management, operational excellence, value-adding acquisitions and strong cash generation, and is well-positioned to progress as markets recover.

EUROPE MATERIALS

	%	Six months ended 30 June		Total	Analysis of change
€ million	Change	2013	2012R	Change	Organic	Acquisitions	Restructuring	Pensions/CO2	Exchange
Sales revenue	-13%	993	1,141	-148	-183	+42	-	-	-7
EBITDA*	-54%	59	129	-70	-36	+4	+2	-39	-1
Operating loss*	-116%	(10)	63	-73	-36	-	+2	-39	-
EBITDA/sales		5.9%	11.3%
Op.profit/sales		-1.0%	5.5%
*EBITDA and operating profit/(loss) exclude profit on disposals						Restructuring costs amounted to €3 million (2012: €5 million) No impairment charges were incurred (2012: € nil)

Europe Materials EBITDA and operating profit included pension restructuring gains of €2 million (2012: €21 million); in addition, gains from CO2 trading amounted to €3 million (2012: €23 million). The commentary that follows excludes the net €39 million adverse impact of these items in first-half 2013.

The period was impacted by severe winter conditions which continued into early April and which were followed by unusually wet conditions in May and early June, hampering construction activity in Poland in particular. As a result, like-for-like sales volumes remained well below 2012 even in the second quarter, and were down 14% for the first half overall. While selling price increases were achieved in certain markets, weak volumes in some key markets constrained price development and overall average prices for the first half were c.2% lower than the corresponding period last year. Against this backdrop, and in spite of lower energy and transport costs, profits and margins were lower than 2012.

Development activity in the period included the acquisition of Cementos Lemona in Spain and a related cement importation facility in England, acquired as part of an asset swap in which CRH divested its 26% stake in Corporacion Uniland. During the period we also added to our aggregates business in Northern Ireland and further expanded our cement importation business in Britain.

Central and Eastern Europe

In Poland, activity was severely impacted by adverse weather conditions which exacerbated weak construction markets, making comparatives against a relatively strong 2012 first half for our operations particularly challenging. Our cement volumes were 31% lower. Prices were lower than the average for the first half of last year although we did see an increase in our average price compared with end-2012. Our aggregates and concrete volumes were also lower than last year, and while management remained focused on cost control and efficiencies, margins and profits were sharply lower. Activity in Ukraine was similarly impacted by weather and cement volumes for the period fell by 16%; while the benefits of low running costs at the new kiln and slightly higher prices partly offset the impact of lower volumes, operating profit was behind 2012.

Switzerland, Finland, Benelux

Construction activity in Switzerland continued at a relatively high level, and our cement operations reported 12% volume growth in the first half driven by strong residential and infrastructural markets which also benefited sales of readymixed concrete and aggregates. Overall operating profits and margins were ahead of 2012. Construction activity in Finland was relatively stable in the first half, resulting in cement volumes that were slightly ahead of last year; our downstream business benefited from the incremental contributions from 2012 acquisitions, and operating profit increased. In the Benelux, our readymixed concrete and aggregates business in the Netherlands was adversely impacted by the prolonged winter conditions and very weak markets; our Belgian cement grinding and readymixed business also traded somewhat below expectations in a very competitive environment, and overall profits for the Benelux were below last year.

Ireland, Spain

Our operations in these countries continued to face very challenging market conditions, although overall volumes benefited from higher exports as we expanded our cement importation capacity in the UK. In both Ireland and Spain, construction activity continued to fall, although at a more moderate pace, and with the benefits of restructuring our out-turn improved. Trading for our newly-acquired Lemona cement business near Bilbao was in line with expectations.

EUROPE PRODUCTS

	%	Six months ended 30 June		Total	Analysis of change
€ million	Change	2013	2012R	Change	Organic	Acquisitions	Divestments	Restr/Impair	Exchange
Sales revenue	-8%	1,147	1,249	-102	-104	+34	-26	-	-6
EBITDA*	- 40%	54	90	-36	-31	+3	-3	-5	-
Operating profit*	-91%	3	34	-31	-26	+1	-2	-4	-
EBITDA/sales		4.7%	7.2%
Op.profit/sales		0.3%	2.7%
*EBITDA and operating profit exclude profit on disposals					Restructuring costs amounted to €10 million (2012: €5 million) No impairment charges were incurred (2012: €1 million)

Our Products business in Europe is located predominantly in the Netherlands, Germany, Belgium, the UK and France. Construction activity in most of these markets was impacted by the prolonged winter conditions which severely disrupted new construction activity, especially in the early months of the year. Although trading conditions improved somewhat in May and June overall like-for-like sales declined by 8% in the first half of the year. Conditions in the Netherlands continued to deteriorate; Germany, Belgium, and France were relatively more resilient and the UK was the only major market to show a growth in sales. We continued to focus on controlling costs, but margins were under pressure in very competitive markets and overall operating profit declined. In response, further adjustments to our cost base are being implemented.

One acquisition was completed during the period, expanding and strengthening our market position in prestressed hollowcore concrete flooring in Belgium.

Concrete Products

The adverse weather across northern Europe in the first half had a major impact on trading; with continuing weak consumer sentiment, residential demand in particular suffered, while lower government spend also impacted non-residential construction. While our concrete operations in the Netherlands, Denmark, Germany and France all saw first-half declines in activity, there was some moderation in the trend in May and June. Our Architectural operations (tiles, pavers, blocks) were impacted by weaker consumer confidence and by the reductions in government and municipal spending; the UK was a bright spot with increased activity in residential construction. However, overall Architectural revenues and profits were lower than 2012. Our Structural operations also reported sales and operating profit declines with the very weak Dutch market being the main factor. Against this backdrop management has implemented additional restructuring measures to reduce costs. Operating profit was significantly lower than first half 2012.

Clay Products

In the UK, where Ibstock is a major player in the brick market, new residential and RMI activity was resilient and industry brick volumes in the first half were 6% ahead of last year supported by the government's "Help to Buy" scheme. While selling price increases were achieved, these were not sufficient to offset higher natural gas costs, and margins and profits were somewhat weaker than 2012. Our clay businesses in the Netherlands and Poland were impacted by weaker residential demand in very competitive markets, and volumes and prices were under pressure. Overall Clay operating results were behind 2012.

Building Products

Our Construction Accessories business, which is the market leader in Western Europe, was impacted by the lower levels of construction activity in its major markets. With lower volumes and continuing pressure on margins, operating profit was behind 2012. The Outdoor Security and Fencing businesses experienced difficult markets and continue to implement measures to reduce costs. Our Shutters & Awnings business, which is more concentrated in Germany than our other building products businesses, benefited from more resilient markets but as expected was not able in May/June to recoup the shortfall suffered in sales and profitability in the first four months due to weather effects, and profits were behind 2012.

EUROPE DISTRIBUTION

	%	Six months ended 30 June		Total	Analysis of change
€ million	Change	2013	2012R	Change	Organic	Acquisitions	Divestments	Restructuring	Exchange
Sales revenue	-3%	1,837	1,892	-55	-139	+96	-	-	-12
EBITDA*	-31%	63	91	-28	-30	+3	-	-	-1
Operating profit*	-54%	26	57	-31	-31	+1	-	-	-1
EBITDA/sales		3.4%	4.8%
Op.profit/sales		1.4%	3.0%
*EBITDA and operating profit exclude profit on disposals					Restructuring costs amounted to €1 million (2012: €1 million) No impairment charges were incurred (2012: €nil)

Our Distribution business, like our other European operations, was impacted by weak activity, particularly in the Netherlands (which accounts for approximately 30% of Distribution sales), and by the adverse first-half weather conditions. The impact of an overall 7% reduction in like-for-like sales in the first half of 2013 was partly offset by the incremental contribution from acquisitions completed in 2012 and 2013 and by the benefits of our continued focus on cost control, commercial excellence and procurement optimisation.

Our builders merchants network was strengthened during the period by two acquisitions which added seven branches in the east of the Netherlands and two in Belgium.

Professional Builders Merchants

With locations in six countries, Professional Builders Merchants has strong market positions in all its regions, supplying a full range of building materials to general building contractors. Overall operating profit for this business fell in the first half of 2013.

Our Benelux business saw a significant decline in like-for-like sales compared with the first half of 2012, mainly due to a 13% fall in the Netherlands reflecting very low Dutch residential and new-build activity combined with the impact of weak consumer sentiment; operating profit was also significantly lower. Our operations in Switzerland were also impacted by the very severe weather and by increased competition particularly in border areas; despite the ongoing roll-out of various excellence programmes margins, profits were lower. Sales levels in France, Germany and Austria were severely impacted by the bad weather in the first quarter but saw some overall moderation in the rates of decline in May and June. Overall, with the weaker trading, and additional costs associated with systems implementations during the period, sales and operating profits were lower for the half year.

Sanitary, Heating and Plumbing ("SHAP")

Our SHAP operations, with annualised sales of approximately €600 million, comprise a total of 119 branches in three countries serving the growing RMI focused sanitary, heating and plumbing market.

Overall results for the period benefited from the inclusion of the two Belgian acquisitions completed in the second half of 2012. While our German branches delivered good sales performances, trading in Switzerland was impacted by the challenging conditions experienced by our merchanting activities.

DIY

Our DIY platform in Europe operates under three main brands; Gamma and Karwei in the Benelux and Bauking in Germany.

In the Netherlands, consumer confidence, which started to deteriorate during 2011, continues to be very weak, and with the very severe weather during the period, sales levels in this higher-margin distribution business were lower than last year. In very competitive markets margins were under pressure and operating profit declined. In Belgium we reported stable sales in a more resilient market. Operating profit for Bauking's DIY network in Germany fell due to a moderate decline in sales, as margin pressure more than offset a continued strong focus on costs.

AMERICAS MATERIALS

	%	Six months ended 30 June		Total	Analysis of change
€ million	Change	2013	2012R	Change	Organic	Acquisitions	Divestments	Restructuring	Exchange
Sales revenue	-7%	1,710	1,839	-129	-161	+55	-	-	-23
EBITDA*	-27%	52	71	-19	-27	+6	-	+4	-2
Operating loss*	-20%	(79)	(66)	-13	-20	+3	-	+4	-
EBITDA/sales		3.0%	3.9%
Op.loss/sales		-4.6%	-3.6%
*EBITDA and operating loss exclude profit on disposals						Restructuring costs were €5 million (2012: €9 million) No impairment charges were incurred (2012: €nil)

Americas Materials faced much more difficult weather conditions than in the first half of 2012. Publicly funded infrastructure activity was most affected; however the less benign conditions also weighed on improving private sector demand resulting in lower volume throughputs and reduced operational efficiency. Against this backdrop, like-for-like sales revenue fell 9%. Incremental benefits from acquisitions moderated the underlying decline to leave reported sales in US$ terms down 6%. EBITDA in US$ was 25% lower and seasonal operating losses in US$ increased by 20%.

Seven bolt-on acquisitions were completed in the first half of 2013 at a cost of €43 million, increasing vertical integration in a number of key markets in the Eastern region and adding 435 million tonnes of well-located reserves.

Aggregates: Like-for-like volumes fell 5%, with total volumes including acquisitions in line with the first half of 2012. On average first-half like-for-like prices increased by 2%. Lower volume throughputs, particularly in the early months, contributed to a 3% increase in unit production costs and to a slight decline in operating margin.

Asphalt: As mentioned above, infrastructure-related activity was hampered by inclement weather in the early months and again in June. As a result like-for-like asphalt volumes fell 16% for the first six months while overall volumes including acquisitions were 13% lower. On average, prices softened by approximately 1% compared to the first half of 2012 as lower bitumen costs partially fed through to pricing structures. The positive effects of reduced bitumen costs and continued increases in the use of recycled asphalt pavement were more than offset by inefficiencies resulting from volatile weather patterns; as a result our unit production cost rose by 1% and first-half margin fell back.

Paving and Construction Services: Sales revenue in this segment mirrored the conditions in asphalt with a like-for-like decline of 12% compared with 2012. More positively however, following a stabilisation in margins during 2012, first-half margins registered a solid improvement reversing the trends experienced from 2008 through 2011.

Readymixed Concrete: Like-for-like volumes fell 5%, with total volumes including acquisitions down 2% compared with last year. On average, first-half like-for-like prices increased by 4%. Unit production costs increased by 4% mainly reflecting higher raw material input costs; nevertheless, despite the underlying volume decline, our operating margin was maintained at last year's level.

Energy and Related Costs: The price of bitumen, a key component of asphalt mix, fell by 5% compared with the first six months of 2012 as challenging weather conditions limited seasonal demand. The cost of diesel and gasoline, which are important inputs to aggregates, readymixed concrete and paving operations, declined by 1% and 4% respectively. The price of energy used at our asphalt plants, consisting of natural gas, recycled oil, fuel oil and electricity rose by 2% largely reflecting higher natural gas costs. While overall energy and related costs fell as a proportion of sales the benefits were outweighed by the impact of lower volumes.

Regional Performance

East: This region comprises operations in 22 states, the most important of which are Ohio, New York, Florida, Michigan, New Jersey, Pennsylvania and West Virginia. The Central and Mid-Atlantic regions suffered most from adverse weather conditions and reported lower operating results. In the Northeast adverse weather effects were offset by solid acquisition contributions resulting in a slight improvement in the operating out-turn. Recovering volumes in Florida resulted in a good improvement in performance in the Southeast. Overall for the Eastern region, like-for-like aggregates volumes fell 7% with asphalt volumes 11% lower and readymixed concrete volumes 3% ahead of first half 2012.

West: This region also has operations in 22 states, the most important of which are Utah, Texas, Washington, Missouri, Iowa, Kansas and Mississippi. Activity in Kansas, Iowa and Missouri in the Central West region suffered from high rainfall levels through much of the first half. The completion in late 2012 of some large infrastructure contracts in Utah adversely affected the first half outcome in the Mountain West region. Stronger activity levels in the Northwest resulted in a significant improvement in first-half performance. Overall for the Western region, like-for-like aggregates volumes fell 1% with asphalt volumes 23% lower and readymixed concrete volumes 10% behind first-half 2012.

AMERICAS PRODUCTS

	%	Six months ended 30 June		Total	Analysis of change
€ million	Change	2013	2012	Change	Organic	Acquisitions	Divestments	Restructuring	Exchange
Sales revenue	+9%	1,562	1,435	+127	+68	+86	-	-	-27
EBITDA*	+19%	145	122	+23	+15	+9	-	-	-1
Operating profit*	+35%	88	65	+23	+18	+5	-	-	-
EBITDA/sales		9.3%	8.5%
Op.profit/sales		5.6%	4.5%
*EBITDA and operating profit exclude profit on disposals					Restructuring costs of €1 million were incurred (2012: €1 million) No impairment charges were incurred (2012: €nil)

Construction and economic activity in the United States continued to advance in 2013, and the improving residential trends resulted in stronger demand for our Americas Products business in the first half. In spite of the adverse weather which impacted the first four months, overall like-for-like sales were 5% ahead compared with 2012. Higher sales, together with the benefit of the cost reduction initiatives from prior years, resulted in a significant improvement in first- half US dollar operating profit to US$116 million (2012: US$84 million).

A total of four acquisitions were completed during the first half of 2013 at a total cost of €123 million, of which the most significant was Expocrete, a manufacturer of hardscape, masonry and precast products with seven manufacturing locations in the Canadian provinces of Alberta, Saskatchewan, British Columbia and Manitoba. This transaction, completed in March, provided immediate leadership positions in the high-growth region of western Canada and is an excellent fit with our existing operations in the western United States.

Precast Products

Our Precast business supplies precast, prestressed and polymer concrete products with water, electrical and telephone utilities being major customers. Poor weather in the early months delayed product shipments in the first quarter, but overall sales for the first half were 6% ahead of last year on a like-for-like basis. Markets in the West continued to improve, with the East more impacted by the wet weather; our utilities enclosures business saw a good pick up in volumes for the period. The benefits of cost savings measures implemented in previous years offset the impact of a slightly less favourable sales mix and overall operating profit was broadly in line with last year.

Architectural Products

Our Architectural Products business supplies a wide range of concrete masonry and hardscape products, packaged construction and landscape products, clay brick and fencing to the construction industry, with the DIY and professional RMI segments being significant end-users. This business benefited from incremental contributions from acquisitions, including Expocrete. The negative weather impact early in the year was recovered in the second quarter, with like-for-like sales similar to first-half 2012. With the benefit of the cost reduction and rationalisation measures implemented in recent years, overall profits for the Architectural Products business increased.

BuildingEnvelope™

Activity for this group is driven primarily by demand in the non-residential construction sector. With the benefit of the improving market conditions, overall US Dollar sales rose by 14%. In our traditional Architectural Glass and Storefront business, improved prices, and continued focus on tight cost controls and improved processes, resulted in higher operating profit and margin. Our Engineered Glazing Systems business, which had seen a pause in large project work last year, benefited from progress on some major contracts, and margins and operating profits improved. Overall operating profit for BuildingEnvelope™ was well ahead of 2012.

South America

Our Argentina operations saw some improvements in volumes in better markets, and operating profit advanced. In Chile, economic growth slowed somewhat during the period, and our operations reported lower sales and profits. Overall, sales and operating profit in our South American operations were ahead of 2012.

AMERICAS DISTRIBUTION

	%	Six months ended 30 June		Total	Analysis of change
€ million	Change	2013	2012	Change	Organic	Acquisitions	Divestments	Restructuring	Exchange
Sales revenue	+6%	758	715	+43	+45	+7	-	-	-9
EBITDA*	+20%	24	20	+4	+4	-	-	-	-
Operating profit*	+44%	13	9	+4	+4	-	-	-	-
EBITDA/sales		3.2%	2.8%
Op.profit/sales		1.7%	1.3%
*EBITDA and operating profit exclude profit on disposals					No restructuring costs were incurred (2012: €nil) No impairment charges were incurred (2012: €nil)

Americas Distribution, trading as Allied Building Products (Allied), reported satisfactory sales and profit growth in the first half of 2013, with like-for-like sales 6% ahead of 2012 and improved operating profit.

On the development front, Allied completed one acquisition during the period, adding three branches to our interior products business in Washington DC and Maryland. Allied has also continued its programme of purchasing, logistics and pricing initiatives to increase efficiency, control and margins. The development and strengthening of the TriBuilt proprietary private label brand progressed well with this business growing by 15% in the first six months of this year.

Exterior Products

Allied is one of the top three roofing and siding distributors in the United States. Demand is influenced by residential and commercial replacement activity (75% of sales volume is RMI-related) with key products having an average life span of 25 years.

Activity in the Northeast (and in particular New Jersey and New York) was strong, as reconstruction work following Hurricane Sandy continued to drive volume. However, activity in other regions was lower, as wet weather hampered outdoor construction activity. Overall the Exterior Products division recorded similar sales and operating profit to 2012 for the half year.

Interior Products

This business sells wallboard, steel studs and acoustical ceiling systems to specialised contractors, and has low exposure to weather-driven replacement activity; however, it is heavily dependent on the new commercial construction market. Allied is the third largest Interior Products distributor in the US.

Sales in all markets increased during the period, with the new construction and multi-family markets improving from historically low activity levels; shipments of wallboard, a good barometer of market activity, were up 6% in the first half and Allied were successful in recovering price increases in wallboard. Allied has been outpacing the industry as we have grown market share. With the benefits from our lower cost base and continuing consolidation of smaller locations, sales and operating performance continued to advance.

CONDENSED CONSOLIDATED INCOME STATEMENT

			Year ended
	Six months ended 30 June		31 December
	2013	2012	2012
		Restated	Restated
	Unaudited	Unaudited	Unaudited
	€ m	€ m	€ m
Revenue	8,007	8,271	18,084
Cost of sales	(5,914)	(6,109)	(13,161)
Gross profit	2,093	2,162	4,923
Operating costs	(2,052)	(2,000)	(4,118)
Group operating profit	41	162	805
Profit on disposals	18	196	230
Profit before finance costs	59	358	1,035
Finance costs	(129)	(134)	(271)
Finance income	7	6	15
Other financial expense	(24)	(23)	(49)
Share of equity accounted investments' profit/(loss)	16	(105)	(84)
(Loss)/profit before tax	(71)	102	646
Income tax credit/(expense) - estimated at interim	14	(4)	(106)
Group (loss)/profit for the financial period	(57)	98	540

(Loss)/profit attributable to:
Equity holders of the Company	(57)	97	538
Non-controlling interests	-	1	2
Group (loss)/profit for the financial period	(57)	98	540

(Loss)/earnings per Ordinary Share
Basic	(7.8c)	13.4c	74.6c
Diluted	(7.8c)	13.4c	74.5c

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Group (loss)/profit for the financial period	(57)	98	540

Items that may be reclassified to profit or loss in subsequent periods:
Currency translation effects	(54)	194	(51)
(Losses)/gains relating to cash flow hedges	(1)	1	1

Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement of retirement benefit obligations	(6)	(146)	(146)
Tax on items recognised directly within other comprehensive income	(9)	25	23
Total comprehensive income for the financial period	(127)	172	367

Attributable to:
Equity holders of the Company	(127)	172	366
Non-controlling interests	-	-	1
Total comprehensive income for the financial period	(127)	172	367

CONDENSED CONSOLIDATED BALANCE SHEET

	As at 30	As at 30	As at 31
	June 2013	June 2012 Restated	December 2012 Restated
	Unaudited	Unaudited	Unaudited
	€ m	€ m	€ m
ASSETS
Non-current assets
Property, plant and equipment	8,134	8,134	7,971
Intangible assets	4,367	4,338	4,267
Investments accounted for using the equity method	1,420	1,585	1,422
Other financial assets	36	32	34
Other receivables	98	58	83
Derivative financial instruments	84	150	120
Deferred income tax assets	183	214	191
Total non-current assets	14,322	14,511	14,088

Current assets
Inventories	2,546	2,510	2,333
Trade and other receivables	3,246	3,298	2,520
Asset held for sale	-	-	143
Current income tax recoverable	17	8	17
Derivative financial instruments	31	50	52
Cash and cash equivalents	1,224	1,103	1,747
Total current assets	7,064	6,969	6,812
Total assets	21,386	21,480	20,900

EQUITY
Capital and reserves attributable to the Company's equity holders
Equity share capital	250	248	249
Preference share capital	1	1	1
Share premium account	4,167	4,087	4,133
Treasury Shares and own shares	(130)	(170)	(146)
Other reserves	192	180	182
Foreign currency translation reserve	(223)	76	(169)
Retained income	5,899	6,009	6,303
	10,156	10,431	10,553
Non-controlling interests	37	35	36
Total equity	10,193	10,466	10,589

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	4,121	4,885	4,161
Derivative financial instruments	39	7	14
Deferred income tax liabilities	1,254	1,278	1,232
Other payables	301	186	277
Retirement benefit obligations	650	778	653
Provisions for liabilities	262	254	256
Total non-current liabilities	6,627	7,388	6,593

Current liabilities
Trade and other payables	2,941	3,109	2,775
Current income tax liabilities	144	153	180
Interest-bearing loans and borrowings	1,361	242	647
Derivative financial instruments	9	8	6
Provisions for liabilities	111	114	110
Total current liabilities	4,566	3,626	3,718
Total liabilities	11,193	11,014	10,311
Total equity and liabilities	21,386	21,480	20,900

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to the equity holders of the Company
			Treasury		Foreign
	Issued	Share	Shares/		currency		Non-
	share	premium	own	Other	translation	Retained	controlling	Total
	capital	account	shares	reserves	reserve	income	interests	equity
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m
For the financial period ended 30 June 2013 (unaudited)

At 1 January 2013 (restated)	250	4,133	(146)	182	(169)	6,303	36	10,589
Group loss for period	-	-	-	-	-	(57)	-	(57)
Other comprehensive income	-	-	-	-	(54)	(16)	-	(70)
Total comprehensive income	-	-	-	-	(54)	(73)	-	(127)

Issue of share capital	1	34	-	-	-	-	-	35
Share-based payment	-	-	-	10	-	-	-	10
Treasury/own shares reissued	-	-	22	-	-	(22)	-	-
Shares acquired by Employee Benefit Trust (own shares)	-	-	(6)	-	-	-	-	(6)
Share option exercises	-	-	-	-	-	11	-	11
Dividends	-	-	-	-	-	(320)	(1)	(321)
Non-controlling interest arising on acquisition of subsidiaries	-	-	-	-	-	-	2	2
At 30 June 2013	251	4,167	(130)	192	(223)	5,899	37	10,193

For the financial period ended 30 June 2012 (restated and unaudited)

At 1 January 2012	248	4,047	(183)	168	(119)	6,358	41	10,560
Group profit for period	-	-	-	-	-	97	1	98
Other comprehensive income	-	-	-	-	195	(120)	(1)	74
Total comprehensive income	-	-	-	-	195	(23)	-	172

Issue of share capital	1	40	-	-	-	-	-	41
Share-based payment	-	-	-	12	-	-	-	12
Treasury/own shares reissued	-	-	13	-	-	(13)	-	-
Share option exercises	-	-	-	-	-	4	-	4
Dividends	-	-	-	-	-	(317)	(3)	(320)
Acquisition of non-controlling interests	-	-	-	-	-	-	(3)	(3)
At 30 June 2012	249	4,087	(170)	180	76	6,009	35	10,466

For the financial year ended 31 December 2012 (restated and unaudited)

At 1 January 2012	248	4,047	(183)	168	(119)	6,358	41	10,560
Group profit for year	-	-	-	-	-	538	2	540
Other comprehensive income	-	-	-	-	(50)	(122)	(1)	(173)
Total comprehensive income	-	-	-	-	(50)	416	1	367

Issue of share capital	2	86	-	-	-	-	-	88
Share-based payment	-	-	-	14	-	-	-	14
Treasury/own shares reissued	-	-	37	-	-	(37)	-	-
Share option exercises	-	-	-	-	-	16	-	16
Dividends	-	-	-	-	-	(450)	(4)	(454)
Acquisition of non-controlling interests	-	-	-	-	-	-	(2)	(2)
At 31 December 2012	250	4,133	(146)	182	(169)	6,303	36	10,589

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months ended 30 June		Year ended 31 December
	2013	2012 Restated	2012 Restated
	Unaudited	Unaudited	Unaudited
	€ m	€ m	€ m
Cash flows from operating activities
(Loss)/profit before tax	(71)	102	646
Finance costs (net)	146	151	305
Share of equity accounted investments' result	(16)	105	84
Profit on disposals	(18)	(196)	(230)
Group operating profit	41	162	805
Depreciation charge	334	340	711
Amortisation of intangible assets	22	21	47
Share-based payment expense	10	12	14
Other (primarily pension payments)	(13)	(27)	(152)
Net movement on working capital and provisions	(657)	(627)	(58)
Cash generated from operations	(263)	(119)	1,367
Interest paid (including finance leases)	(173)	(145)	(258)
Corporation tax paid	(29)	(53)	(124)
Net cash (outflow)/inflow from operating activities	(465)	(317)	985

Cash flows from investing activities
Proceeds from disposals (net of cash disposed)	40	688	782
Interest received	16	5	16
Dividends received from equity accounted investments	16	14	35
Purchase of property, plant and equipment	(287)	(289)	(544)
Acquisition of subsidiaries (net of cash acquired)	(229)	(202)	(418)
Other investments and advances	(8)	(17)	(56)
Deferred and contingent acquisition consideration paid	(74)	(15)	(30)
Net cash (outflow)/inflow from investing activities	(526)	184	(215)

Cash flows from financing activities
Proceeds from exercise of share options	11	4	16
Acquisition of non-controlling interests	-	(3)	(2)
Increase in interest-bearing loans, borrowings and finance leases	744	526	487
Net cash flow arising from derivative financial instruments	38	(16)	13
Treasury/own shares purchased	(6)	-	-
Repayment of interest-bearing loans, borrowings and finance leases	(34)	(265)	(394)
Dividends paid to equity holders of the Company	(285)	(276)	(362)
Dividends paid to non-controlling interests	(1)	(3)	(4)
Net cash inflow/(outflow) from financing activities	467	(33)	(246)
(Decrease)/increase in cash and cash equivalents	(524)	(166)	524

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at beginning of period	1,747	1,246	1,246
Translation adjustment	1	23	(23)
(Decrease)/increase in cash and cash equivalents	(524)	(166)	524
Cash and cash equivalents at end of period	1,224	1,103	1,747

Reconciliation of opening to closing net debt
Net debt at beginning of period	(2,909)	(3,335)	(3,335)
Debt in acquired companies	(15)	(26)	(42)
Debt in disposed companies	18	-	2
Increase in interest-bearing loans, borrowings and finance leases	(744)	(526)	(487)
Net cash flow arising from derivative financial instruments	(38)	16	(13)
Repayment of interest-bearing loans, borrowings and finance leases	34	265	394
(Decrease)/increase in cash and cash equivalents	(524)	(166)	524
Mark-to-market adjustment	3	3	9
Translation adjustment	(16)	(70)	39
Net debt at end of period	(4,191)	(3,839)	(2,909)

SUPPLEMENTARY INFORMATION

Selected Explanatory Notes to the Condensed Consolidated Interim Financial Statements

1. Basis of Preparation and Accounting Policies

The financial information presented in this report has been prepared in accordance with the Group's accounting policies under International Financial Reporting Standards (IFRS) as approved by the European Union and as issued by the International Accounting Standards Board (IASB) and in accordance with IAS 34 Interim Financial Reporting.

A number of new IFRS and interpretations of the International Financial Reporting Interpretations Committee (IFRIC) became effective for and have been applied in preparing these Condensed Consolidated Financial Statements for the period ended 30 June 2013 (see below). Other than these changes, the accounting policies employed are the same as those employed in the preparation of the 2012 Consolidated Financial Statements.

Adoption of IFRS and (IFRIC) interpretations

The following standards and amendments became effective for the Group as of 1 January 2013:
▪ IFRS 7 Financial Instruments: Disclosures

▪ IFRS 10 Consolidated Financial Statements

▪ IFRS 11 Joint Arrangements, IAS 28 Investments in Associates and Joint Ventures

▪ IFRS 12 Disclosure of Interests in Other Entities

▪ IFRS 13 Fair Value Measurement

▪ IAS 19 Employee Benefits (revised)

▪ IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

▪ Improvements to IFRS 2009-2011 cycle

Presentation of Items of Other Comprehensive Income - Amendments to IAS 1 (effective 1 July 2012).

The adoption of IFRS 11 did not result in a material impact on the Group's results and net assets but did amend the presentation of the results of our joint ventures. The adoption of IAS 19 (revised) resulted in a number of amendments to prior year results. As required by IAS 34, the nature and effect of changes arising as a result of the adoption of IFRS 11 and IAS 19 (revised) are disclosed below and in note 2 on page 17. The application of the remaining standards and interpretations did not result in material changes to the Group's Interim Condensed Consolidated Financial Statements.

IFRS 11 - Joint Arrangements

Under IAS 31 Interests in Joint Ventures, the Group's net interests in its joint arrangements were classified as joint ventures and the Group's share of assets, liabilities, revenue, income and expenses were proportionately consolidated. Since the adoption of IFRS 11, the Group now accounts for its interests in joint ventures using the equity method of accounting. The change to equity accounting had no impact on the Group's result after tax but impacted each line in the Condensed Consolidated Income Statement. The Group's Condensed Consolidated Balance Sheet was also impacted on a line by line basis but net assets remained unchanged.

IAS 19 - Employee Benefits (revised)

The application of IAS 19 (revised) resulted in a number of amendments to the Group's accounting for retirement benefit obligations. The most significant change was in how the net interest expense was calculated. Under the revised standard, the Group no longer takes a credit for the expected return on assets and the net interest expense has been calculated by multiplying the year-end discount rate by the year-end net pension liability adjusted for contributions and benefit payments in the period. This resulted in the full-year 2012 interest charge increasing by €18 million (H1 2012: €9 million), a reduction in the deferred tax charge of €4 million (H1 2012: €2 million) with a corresponding increase in other comprehensive income.

The Group's Swiss schemes contain a number of risk-sharing features. Under IAS 19 (revised), contributions from employees that are set out in the formal terms of the plan reduce measurements of the net retirement benefit obligation (if they are required to reduce a deficit arising from losses on plan assets or actuarial losses) or reduce current service cost (if they are linked to service). On adoption, the Group has recognised an adjustment to opening retained income at 1 January 2012 of €10 million, with a corresponding reduction in the Swiss retirement benefit obligations of €13 million and in deferred tax assets of €3 million. During H1 2012, the Group recognised a further remeasurement adjustment of €2 million in other comprehensive income relating to risk-sharing arrangements (full-year 2012 was an impact of €7 million with a related deferred tax impact of €1 million).

In addition, the defined benefit pension obligations relating to the Group's Swiss schemes have now been completed using generational rather than periodic tables; this change has been applied prospectively from 1 January 2013.

1. Basis of Preparation and Accounting Policies - continued

The financial impact of the adoption of IFRS 11 and IAS 19 (revised) on the Condensed Consolidated Income Statement, Condensed Consolidated Statement of Comprehensive Income and Condensed Consolidated Balance Sheet as at 30 June 2012 and 31 December 2012 is outlined in note 2 on page 17. As a result of the adoption of these standards, prior year comparatives have been restated and therefore appear as unaudited throughout this report.

Translation of Foreign Currencies

The financial information is presented in euro. Results and cash flows of operations based in non-euro countries have been translated into euro at average exchange rates for the period, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. The principal rates used for translation of results and balance sheets into euro were:

	Average			Period end
	Six months ended		Year ended
	30 June		31 December	30 June		31 December
euro 1 =	2013	2012	2012	2013	2012	2012
US Dollar	1.3134	1.2965	1.2848	1.3080	1.2590	1.3194
Pound Sterling	0.8508	0.8225	0.8109	0.8572	0.8068	0.8161
Polish Zloty	4.1772	4.2459	4.1847	4.3376	4.2488	4.0740
Ukrainian Hryvnya	10.6784	10.4330	10.3933	10.6064	10.2462	10.6259
Swiss Franc	1.2299	1.2048	1.2053	1.2338	1.2030	1.2072
Canadian Dollar	1.3341	1.3040	1.2842	1.3714	1.2871	1.3137
Argentine Peso	6.7336	5.6983	5.8492	7.0055	5.7362	6.4890
Turkish Lira	2.3809	2.3361	2.3135	2.5210	2.2834	2.3551
Indian Rupee	72.2776	67.5963	68.5973	77.7210	70.1200	72.5600
Chinese Renminbi	8.1285	8.1901	8.1052	8.0280	8.0011	8.2207

EBITDA

Throughout this report, EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group's share of equity-accounted investments' profit after tax.

Impairment

The Group performed a review of indicators of impairment relating to goodwill allocated to cash-generating units for which sensitivity analysis of the recoverable amounts was disclosed in the year-end 2012 Consolidated Financial Statements. The carrying values of items of property, plant and equipment are reviewed for impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that the carrying values may not be recoverable.

These reviews did not give rise to any impairment charges in the first half of 2013. Total impairment charges recognised in the first half of 2012 were €131 million.

While we have not identified any specific impairments in our half-year review, and we believe that our impairment methodology (described in detail in note 15 to the year-end 2012 Consolidated Financial Statements) is prudent, we recognise that the environment in Europe remains very challenging. As part of our annual process we will be updating our impairment reviews prior to the finalisation of the full-year Consolidated Financial Statements for 2013, and will assess the impact of the recent near-term reduction in economic outlook in Europe, and of our consequential management actions, to determine whether these changes have an impact on the long-term valuation of our main European cash-generating units.

Going Concern

The Group has considerable financial resources and a large number of customers and suppliers across different geographic areas and industries. In addition, the local nature of building materials means that the Group's products are not usually shipped cross-border.

Having assessed the relevant business risks, the Directors believe that the Group is well-placed to manage these risks successfully and have a reasonable expectation that CRH plc, and the Group as a whole, has adequate resources to continue in operational existence for the foreseeable future. For this reason, the Directors continue to adopt the going concern basis in preparing the Condensed Consolidated Interim Financial Statements.

2. Adoption of New Accounting Standards

  Impact on Condensed Consolidated Income Statement

	Six months ended 30 June 2012			Year ended 31 December 2012
	As reported	Change in accounting	Restated	As reported	Change in accounting	Restated
	Unaudited	policy	Unaudited	Audited	policy	Unaudited
	€ m	€ m	€ m	€ m	€ m	€ m
Revenue	8,588	(317)	8,271	18,659	(575)	18,084
EBITDA	568	(45)	523	1,640	(77)	1,563

Group operating profit	184	(22)	162	845	(40)	805
Profit on disposals	196	-	196	230	-	230
Finance costs (net)	(145)	(6)	(151)	(289)	(16)	(305)
Share of equity accounted investments' (loss)	(118)	13	(105)	(112)	28	(84)
Profit before tax	117	(15)	102	674	(28)	646
Income tax expense	(12)	8	(4)	(120)	14	(106)
Group profit for the financial period	105	(7)	98	554	(14)	540

Basic earnings per Ordinary Share	14.4c	(1.0c)	13.4c	76.5c	(1.9c)	74.6c
Diluted earnings per Ordinary Share	14.4c	(1.0c)	13.4c	76.4c	(1.9c)	74.5c

Impact on Consolidated Statement of Other Comprehensive Income

	Six months ended 30 June 2012
	As reported Unaudited	Change in accounting policy	Restated Unaudited
	€ m	€ m	€ m
Group profit for the financial period	105	(7)	98
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement of retirement benefit obligations	(157)	11	(146)
Tax on items recognised directly within other comprehensive income	27	(2)	25

	Year ended 31 December 2012
	As reported Audited	Change in accounting policy	Restated Unaudited
	€ m	€ m	€ m
Group profit for the financial year	554	(14)	540
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement of retirement benefit obligations	(171)	25	(146)
Tax on items recognised directly within other comprehensive income	28	(5)	23

2. Adoption of New Accounting Standards - continued

Impact on Consolidated Balance Sheet

	As at 30 June 2012			As at 31 December 2012
	As reported Unaudited	Change in accounting policy	Restated Unaudited	As reported Audited	Change in accounting policy	Restated Unaudited
	€ m	€ m	€ m	€ m	€ m	€ m
ASSETS
Non-current assets	13,770	(844)	12,926	13,458	(792)	12,666
Equity accounted investments	843	742	1,585	710	712	1,422
Current assets	7,167	(198)	6,969	7,000	(188)	6,812
Total assets	21,780	(300)	21,480	21,168	(268)	20,900

EQUITY
Retained income	5,997	12	6,009	6,287	16	6,303
Other components of equity	4,457	-	4,457	4,286	-	4,286
Total equity	10,454	12	10,466	10,573	16	10,589

LIABILITIES
Non-current liabilities	6,774	(164)	6,610	6,107	(167)	5,940
Retirement benefit obligations	793	(15)	778	674	(21)	653
Current liabilities	3,759	(133)	3,626	3,814	(96)	3,718
Total liabilities	11,326	(312)	11,014	10,595	(284)	10,311
Total equity and liabilities	21,780	(300)	21,480	21,168	(268)	20,900

3. Key Components of Performance for the First Half of 2013

€ million	Sales	EBITDA	Operating	Profit on	Finance	Assoc.	Pre-tax
	revenue		profit	disposals	costs	and JV
						PAT
First half 2012 as restated	8,271	523	162	196	(151)	(105)	102
Exchange effects	(84)	(5)	(1)	-	-	-	(1)
Incremental impact in 2013 of:
- 2012/2013 acquisitions	320	25	10	-	(2)	-	8
- 2012/2013 divestments	(26)	(3)	(2)	(183)	-	(2)	(187)
- Restructuring costs (i)	-	1	1	-	-	-	1
- Impairment charges (i)	-	-	1	-	-	130	131
- Pension curtailment and CO2 gains	-	(39)	(39)	-	-	-	(39)
- Organic	(474)	(105)	(91)	5	7	(7)	(86)
First half 2013	8,007	397	41	18	(146)	16	(71)

(i) Restructuring costs amounted to €20 million in 2013 (H1 2012R: €21 million), resulting in an incremental saving in 2013 of €1 million. No impairment charges were recorded in the first half of 2013 (H1 2012: €131 million).

4. Segmental Analysis

	Six months ended 30 June				Year ended 31 December
			Restated		Restated
	Unaudited		Unaudited		Unaudited
	2013		2012		2012
	€ m	%	€ m	%	€ m	%
Revenue
Europe Materials	993	12.4	1,141	13.8	2,383	13.2
Europe Products	1,147	14.3	1,249	15.1	2,477	13.7
Europe Distribution	1,837	22.9	1,892	22.9	3,956	21.9
Americas Materials	1,710	21.4	1,839	22.2	4,886	27.0
Americas Products	1,562	19.5	1,435	17.4	2,806	15.5
Americas Distribution	758	9.5	715	8.6	1,576	8.7
	8,007	100	8,271	100	18,084	100
EBITDA
Europe Materials	59	14.9	129	24.7	352	22.5
Europe Products	54	13.6	90	17.2	152	9.7
Europe Distribution	63	15.9	91	17.4	217	13.9
Americas Materials	52	13.1	71	13.6	555	35.5
Americas Products	145	36.5	122	23.3	204	13.1
Americas Distribution	24	6.0	20	3.8	83	5.3
	397	100	523	100	1,563	100
Depreciation and amortisation (including impairments)
Europe Materials	69		66		135
Europe Products	51		56		133
Europe Distribution	37		34		72
Americas Materials	131		137		276
Americas Products	57		57		118
Americas Distribution	11		11		24
	356		361		758
Operating profit
Europe Materials	(10)	(24.4)	63	38.9	217	27.0
Europe Products	3	7.3	34	20.9	19	2.4
Europe Distribution	26	63.4	57	35.2	145	18.0
Americas Materials	(79)	(192.7)	(66)	(40.7)	279	34.6
Americas Products	88	214.7	65	40.1	86	10.7
Americas Distribution	13	31.7	9	5.6	59	7.3
	41	100	162	100	805	100
Profit on disposals
Europe Materials	1		140		148
Europe Products	7		45		54
Europe Distribution	1		-		3
Americas Materials	9		11		24
Americas Products	-		-		1
	18		196		230

4. Segmental Analysis - continued

Six months ended 30 June					Year ended 31 December
			Restated		Restated
Unaudited			Unaudited		Unaudited
2013			2012		2012
€ m		%	€ m	%	€ m	%
Reconciliation of Group operating profit to (loss)/profit before tax:
Group operating profit (analysed on page 19)	41		162		805
Profit on disposals	18		196		230
Profit before finance costs	59		358		1,035
Finance costs (net)	(122)		(128)		(256)
Other financial expense	(24)		(23)		(49)
Share of equity accounted investments' profit/(loss)	16		(105)		(84)
(Loss)/profit before tax	(71)		102		646

Segmental analysis of total assets:
Europe Materials	3,627	19.7	3,494	19.0	3,411	19.9
Europe Products	2,539	13.8	2,674	14.6	2,473	14.4
Europe Distribution	2,382	13.0	2,327	12.7	2,247	13.1
Americas Materials	6,200	33.7	6,359	34.7	5,826	33.9
Americas Products	2,750	15.0	2,590	14.1	2,403	14.0
Americas Distribution	893	4.8	894	4.9	814	4.7
	18,391	100	18,338	100	17,174	100
Reconciliation to total assets as reported in the condensed consolidated balance sheet:
Investments accounted for using the equity method	1,420		1,585		1,422
Other financial assets	36		32		34
Derivative financial instruments	115		200		172
Income tax assets	200		222		208
Asset held for sale	-		-		143
Cash and cash equivalents	1,224		1,103		1,747
Total assets	21,386		21,480		20,900

The basis of segmentation and the basis of measurement of segment profits or losses are described in Note 1 to the 2012 Annual Report. There have been no changes to either basis during the six months ended 30 June 2013. Inter-segment revenue is not material.

5. Seasonality

Activity in the construction industry is characterised by cyclicality and is dependent to a significant extent on the seasonal impact of weather in the Group's operating locations, with activity in some markets reduced significantly in winter due to inclement weather. As shown in the tables on page 19, the Group's operations exhibit a high degree of seasonality; for example, first-half EBITDA in the 2012 financial year accounted for 33% of the EBITDA reported for the full year 2012.

6. Net Finance Costs

	Six months ended 30 June		Year ended 31 December
		Restated	Restated
	Unaudited	Unaudited	Unaudited
	2013	2012	2012
	€ m	€ m	€ m
Finance costs	129	134	271
Finance income	(7)	(6)	(15)
Other financial expense	24	23	49
Total net finance costs	146	151	305

The overall total is analysed as follows:
Net finance costs on interest-bearing cash and cash equivalents, loans and borrowings	125	131	265
Net credit re change in fair value of derivatives	(3)	(3)	(9)
Net debt-related interest costs	122	128	256
Net pension-related finance cost	10	13	25
Charge to unwind discount on provisions/deferred consideration	14	10	24
Total net finance costs	146	151	305

7. Net Debt

	As at 30 June				As at 31 December
			Restated		Restated
	Unaudited		Unaudited		Unaudited
	Fair value	Book value	Fair value	Book value	Fair value	Book value
	2013		2012		2012
	€ m	€ m	€ m	€ m	€ m	€ m
Cash and cash equivalents	1,224	1,224	1,103	1,103	1,747	1,747
Interest-bearing loans and borrowings	(5,759)	(5,482)	(5,342)	(5,127)	(5,142)	(4,808)
Derivative financial instruments (net)	67	67	185	185	152	152
Group net debt	(4,468)	(4,191)	(4,054)	(3,839)	(3,243)	(2,909)

Fair value hierarchy - IFRS 13 (level 2 inputs)*
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Fair value hedges-cross currency and interest rate swaps	95	(10)	197	-	168	-
Net investment hedges-cross currency swaps	20	(6)	3	(6)	4	(5)
Cash flow hedges-cross currency and interest rate swaps	-	(32)	-	(9)	-	(15)
Total	115	(48)	200	(15)	172	(20)

Gross debt, net of derivatives, matures as follows:		As at 30 June				Year ended 31 December
				Restated		Restated
		Unaudited		Unaudited		Unaudited
		2013		2012		2012
		€ m		€ m		€ m
Within one year		1,339		200		601
Between one and two years		477		1,312		905
Between two and five years		1,326		1,864		1,634
After five years		2,273		1,566		1,516
Total		5,415		4,942		4,656

*for definition of level 2 inputs please refer to the 2012 Annual Report.

7. Net Debt - continued

Liquidity information - borrowing facilities

The Group manages its borrowing ability by entering into committed borrowing agreements. Revolving committed bank facilities are generally available to the Group for periods of up to five years from the date of inception. The undrawn committed facilities available as at the balance sheet date, in respect of which all conditions precedent had been met, mature as follows:

	As at 30 June		As at 31 December
		Restated	Restated
	Unaudited	Unaudited	Unaudited
	2013	2012	2012
	€ m	€ m	€ m
Within one year	150	133	150
Between one and two years	-	114	-
Between two and five years	1,665	1,521	1,666
After five years	-	-	1
	1,815	1,768	1,817

Lender covenants

The Group's major bank facilities and debt issued pursuant to Note Purchase Agreements in private placements require the Group to maintain certain financial covenants. Non-compliance with financial covenants would give the relevant lenders the right to terminate facilities and demand early repayment of any sums drawn thereunder thus altering the maturity profile of the Group's debt and the Group's liquidity. Calculations for financial covenants are completed for twelve-month periods half-yearly on 30 June and 31 December. CRH was in full compliance with its financial covenants throughout each of the periods presented. The Group is not aware of any stated events of default as defined in the Agreements. The financial covenants are:

(1) Minimum interest cover defined as PBITDA/net interest (all as defined in the relevant agreement) cover at no lower than 4.5 times. As at 30 June 2013 the ratio was 6.1 times (30 June 2012: 6.7 times).

(2) Minimum net worth defined as total equity plus deferred tax liabilities and capital grants less repayable capital grants being in aggregate no lower than €5.1 billion ( 30 June 2012: €5.1 billion) (such minimum being adjusted for foreign exchange translation impacts). As at 30 June 2013, net worth (as defined) was €11.4 billion (30 June 2012: €11.8 billion).

8. Summarised Cash Flow	Six months ended 30 June		Year ended 31 December
		Restated	Restated
	Unaudited	Unaudited	Unaudited
	2013	2012	2012
Inflows	€ m	€ m	€ m
Results before tax	(71)	102	646
Depreciation and amortisation including impairments	356	361	758
	285	463	1,404

Outflows
Working capital (outflow)/inflow (i)	(668)	(616)	5
Tax paid	(29)	(53)	(124)
Capital expenditure	(287)	(289)	(544)
Dividends (before scrip dividend)	(320)	(317)	(450)
Other, including pension payments	(25)	(92)	(244)
	(1,329)	(1,367)	(1,357)

Operating cash (outflow)/inflow	(1,044)	(904)	47

Acquisitions and investments (ii)	(470)	(263)	(548)
Proceeds from disposals (iii)	202	688	784
Share issues (including scrip dividend)	46	45	104
Translation	(16)	(70)	39
(Increase)/decrease in net debt	(1,282)	(504)	426
(i) Includes net finance costs and interest paid and received.
(ii) Includes consideration for acquisition of subsidiaries (including debt acquired and asset exchanges), deferred and contingent consideration paid and other investments and advances.
(iii) Includes asset exchanges (see note 10).

9. Taxation

The taxation credit for the interim period is an estimate based on the expected full year effective tax rate on full year profits.

10. Acquisitions

The principal acquisitions completed during the period ended 30 June 2013 by reportable segment, together with the completion dates, are detailed below; these transactions entailed the acquisition of an effective 100% stake except where indicated to the contrary:

Europe Materials: Cementos Lemona (99%) in Spain and Southern Cement in the United Kingdom (25 February); United Kingdom: assets of Cemex in Northern Ireland (13 May) and the cement import facilities of Dudman (31 May).

Europe Products: Belgium: assets of Echo NV (24 April).

Europe Distribution: Belgium: Halschoor (4 January); the Netherlands: Van Buren (9 January).

Americas Materials: Michigan: Rockwood quarry (10 May) and assets of Waterland Trucking Service (10 May); New York: selected assets of Dutchess Quarry and Supply (18 March); Ohio: Knicely reserves (18 June); Oregon: selected assets of Cemex in Salem (15 February); Pennsylvania: Miller reserves (26 March); West Virginia: Sugarland reserves (17 May).

Americas Products: Canada: Expocrete (18 March); North and South Carolina: concrete product assets of Cemex (8 April); Pennsylvania: assets of Modern Precast Concrete (25 January);Wisconsin: Harmony Outdoor Living (21 March).

Americas Distribution: Maryland: assets of Eldersburg Supply (1 April, also Washington DC).

The following table analyses the 18 acquisitions (2012: 16 acquisitions) by reportable segment and provides details of the goodwill and consideration figures arising in each of those segments:

	Six months ended 30 June (unaudited)
Reportable segments	Number of acquisitions		Goodwill		Consideration
	Restated
	2013	2012	2013	2012	2013	2012
			€ m	€ m	€ m	€ m
Europe Materials	3	-	58	-	193	-
Europe Products	1	3	-	66	9	143
Europe Distribution	2	1	7	3	15	6
Americas Materials	7	9	6	17	43	43
Americas Products	4	3	43	9	123	43
Americas Distribution	1	-	2	-	10	-
Group totals	18	16	116	95	393	235
Adjustments to provisional fair values of prior year acquisitions					(1)	2
Total consideration					392	237

10. Acquisitions - continued

The identifiable net assets acquired, including adjustments to provisional fair values, were as follows:

	Six months ended 30 June		Year ended 31 December
		Restated	Restated
	Unaudited	Unaudited	Unaudited
	2013	2012	2012
Assets	€ m	€ m	€ m
Non-current assets
Property, plant and equipment	271	52	253
Intangible assets	18	55	65
Equity accounted investments	1	-	-
Deferred income tax assets	-	7	10
Total non-current assets	290	114	328

Current assets
Inventories	39	38	98
Trade and other receivables (i)	42	40	103
Cash and cash equivalents	11	18	19
Total current assets	92	96	220

Liabilities
Trade and other payables	(52)	(31)	(57)
Provisions for liabilities (stated at net present cost)	(13)	-	(1)
Interest-bearing loans and borrowings and finance leases	(15)	(26)	(42)
Current income tax liabilities	-	(3)	(3)
Deferred income tax liabilities	(24)	(13)	(19)
Total liabilities	(104)	(73)	(122)

Total identifiable net assets at fair value	278	137	426
Goodwill arising on acquisition (ii)	118	100	162
Excess of fair value of identifiable net assets over consideration paid (ii)	(2)	-	-
Non-controlling interests*	(2)	-	-
Total consideration	392	237	588

Consideration satisfied by:
Cash payments	240	220	437
Asset exchange (iii)	144	-	-
Deferred consideration (stated at net present cost)	5	9	75
Contingent consideration (iv)	3	8	76
Total consideration	392	237	588

Net cash outflow arising on acquisition
Cash consideration	240	220	437
Less: cash and cash equivalents acquired	(11)	(18)	(19)
Total	229	202	418

* Measured at the non-controlling interests' proportionate share of the acquiree's identifiable net assets.

10. Acquisitions - continued

The initial assignment of fair values to identifiable net assets acquired has been performed on a provisional basis in respect of certain acquisitions; any amendments to these fair values made during the subsequent reporting window (within the measurement period imposed by IFRS 3 Business Combinations) will be subject to subsequent disclosure.

(i) The gross contractual value of trade and other receivables as at the respective dates of acquisition amounted to €49 million (H1 2012: €41 million). The fair value of these receivables is €42 million (all of which is expected to be recoverable) (H1 2012: €40 million) and is inclusive of an aggregate allowance for impairment of €7 million (H1 2012: €1 million).

(ii) The principal factor contributing to the recognition of goodwill on acquisitions entered into by the Group is the realisation of cost savings and other synergies with existing entities in the Group which do not qualify for separate recognition as intangible assets. Due to the asset-intensive nature of operations in the Materials business segments, no significant intangible assets are recognised on business combinations in these segments. €20 million of the goodwill recognised in respect of acquisitions completed in the first half of 2013 is expected to be deductible for tax purposes (H1 2012: €78 million). An excess of fair value of identifiable net assets over consideration of €2 million arose during the period and is included in operating costs.

(iii) On 25 February 2013, the Group transferred its 26% stake in Corporacion Uniland to Cementos Portland Valderrivas in exchange for a 99% stake in Cementos Lemona an integrated cement, RMC and aggregates business.

(iv) The fair value of contingent consideration recognised at date of acquisition is €3 million. On an undiscounted basis, the corresponding future payments for which the Group may be liable range from €nil million to a maximum of €10 million.

Acquisition-related costs

Acquisition-related costs amounting to €1 million (H1 2012: €1 million) have been included in operating costs in the Condensed Consolidated Income Statement.

Contingent liabilities

No contingent liabilities were recognised on the acquisitions completed during the financial period or the prior financial periods.

Book to fair value reconciliation

The carrying amounts of the assets and liabilities acquired, determined in accordance with IFRS before completion of the acquisition, together with the adjustments made to those carrying values to arrive at the fair values disclosed above, were as follows (unaudited):

			Adjustments to
	Book	Fair value	Provisional fair	Fair
	values	adjustments	values	value
	€ m	€ m	€ m	€ m
Non-current assets	195	87	8	290
Current assets	124	(23)	(9)	92
Liabilities	(82)	(20)	(2)	(104)
Non-controlling interests	(2)	-	-	(2)
Identifiable net assets acquired	235	44	(3)	276
Goodwill arising on acquisition (see (ii) above)	158	(44)	2	116
Total consideration	393	-	(1)	392

The post-acquisition impact of acquisitions completed during the period on the Group's result for the financial period was not material. The revenue and result of the Group determined in accordance with IFRS for the period ended 30 June 2013 would not have been materially different than reported on page 11 if the acquisition date for all business combinations completed during the period had been as of the beginning of that period.

None of the acquisitions completed during the financial period or subsequent to the balance sheet date was individually material to the Group, thereby requiring separate disclosure under either IFRS 3 or IAS 10 Events after the Balance Sheet Date. Development updates, giving details of acquisitions which do not require separate disclosure on the grounds of materiality, are published in January and July each year.

11. Retirement Benefit Obligations

The Group operates either defined benefit or defined contribution pension schemes in all of its principal operating areas.

In consultation with the actuaries to the various defined benefit pension schemes (including post-retirement healthcare obligations and long-term service commitments, where relevant), the valuations of the applicable assets and liabilities have been marked-to-market as at the end of the financial period taking account of prevailing bid values, actual investment returns, corporate bond yields and other matters such as updated actuarial valuations conducted during the period.

Financial assumptions

Other than the following changes in the discount rates, the financial assumptions employed in the valuation of scheme assets and liabilities are largely unchanged from those disclosed in the 2012 Annual Report:

	Six months ended 30 June		Year ended 31 December
	Unaudited	Unaudited	Unaudited
	2013	2012	2012
	%	%	%
Eurozone	3.5	4.1	3.8
Britain and Northern Ireland	4.6	4.7	4.5
Switzerland	2.1	2.2	1.85
United States	4.6	3.9	3.75

The following table provides a reconciliation of scheme assets (at bid value) and the actuarial value of scheme liabilities (using the aforementioned assumptions):

	Six months ended 30 June (unaudited)
	Assets		Liabilities		Net liability
	2013	2012	2013	2012	2013	2012
		Restated		Restated		Restated
	€ m	€ m	€ m	€ m	€ m	€ m
At 1 January	2,142	1,863	(2,795)	(2,500)	(653)	(637)
Translation adjustment	(42)	30	50	(39)	8	(9)
Current service cost	-	-	(26)	(23)	(26)	(23)
Interest income/(expense)	36	38	(46)	(51)	(10)	(13)
Past service cost	-	(2)	2	23	2	21
Administration expenses	(1)	(1)	-	-	(1)	(1)
Return on scheme assets (excluding interest income)	44	23	-	-	44	23
Remeasurement adjustments	-	-	(50)	(169)	(50)	(169)
Employer contributions paid	36	30	-	-	36	30
Employee contributions paid	7	8	(7)	(8)	-	-
Benefit payments	(51)	(48)	51	48	-	-
At 30 June	2,171	1,941	(2,821)	(2,719)	(650)	(778)
Related deferred tax asset					124	156
Net retirement benefit obligations					(526)	(622)

12. Earnings per Ordinary Share

The computation of basic, diluted and cash earnings per share is set out below:

			Year ended
	Six months ended 30 June Restated		31 December Restated
	Unaudited	Unaudited	Unaudited
	2013	2012	2012
	€ m	€ m	€ m
Group (loss)/ profit for the financial period	(57)	98	540
Profit attributable to non-controlling interests	-	(1)	(2)
Numerator for basic and diluted earnings per Ordinary Share	(57)	97	538
Amortisation of intangible assets	22	21	47
Impairment of financial assets	-	130	146
Depreciation charge	334	340	711
Numerator for cash earnings per Ordinary Share (i)	299	588	1,442

	Number of	Number of	Number of
Denominator for basic earnings per Ordinary Share	Shares	Shares	Shares
Weighted average number of Ordinary Shares (millions) in issue	727.5	720.0	721.9
Effect of dilutive potential Ordinary Shares (share options)	-	0.4	0.3
Denominator for diluted earnings per Ordinary Share	727.5	720.4	722.2

(Loss)/earnings per Ordinary Share	€ cent	€ cent	€ cent
- basic	(7.8c)	13.4c	74.6c
- diluted	(7.8c)	13.4c	74.5c

Cash earnings per Ordinary Share (i)	41.1c	81.7c	199.7c

(i) Cash earnings per Ordinary Share, a non-GAAP financial measure, is presented here for information as management believes it is a useful financial indicator of a company's ability to generate cash from operations.

13. Related Party Transactions

There have been no related party transactions or changes in the nature and scale of the related party transactions described in the 2012 Annual Report that could have a material impact on the financial position or performance of the Group in the first six months of 2013.

14. Other

		Six months ended 30 June		Year ended 31 December
			Restated	Restated
		Unaudited	Unaudited	Unaudited
		2013	2012	2012
EBITDA interest cover (times)	-six months to 30 June	3.3	4.1	-
	-rolling 12 months	5.7	6.3	6.1
EBIT interest cover (times)	-six months to 30 June	0.3	1.3	-
	-rolling 12 months	2.7	3.3	3.1
Net dividend paid per share (euro cent)		44.0c	44.0c	62.5c
Net dividend declared for the period (euro cent)		18.5c	18.5c	62.5c
Dividend cover (Earnings per share/Dividend declared per share)		n/m	0.7x	1.2x
Commitments to purchase property, plant and equipment:
- Contracted for but not provided in the financial statements		169	249	176
Market capitalisation at period-end (euro m)		11,342	10,912	11,115
Total equity at period-end (euro m)		10,193	10,466	10,589
Net debt (euro m)		4,191	3,839	2,909
Net debt as a percentage of market capitalisation		37%	35%	26%
Net debt as a percentage of total equity		41%	37%	27%

15. Statutory Accounts and Audit Opinion

The financial information presented in this interim report does not represent full statutory accounts and has not been reviewed or audited by the Company's auditors. Full statutory accounts for the year ended 31 December 2012 (prior to the restatement for the adoption of IFRS 11 and IAS 19 (revised) as outlined in note 2) prepared in accordance with IFRS, upon which the auditors have given an unqualified audit report, have been filed with the Registrar of Companies.

16. Board Approval

This announcement was approved by the Board of Directors of CRH plc on 19 August 2013.

17. Distribution of Interim Report

This interim report is available on the Group's website (www.crh.com). A printed copy is available to the public at the Company's registered office. Details of the Scrip Dividend Offer in respect of the interim 2013 dividend will be posted to shareholders on Thursday, 12 September 2013.

PRINCIPAL RISKS AND UNCERTAINTIES

Under Irish Company law (Regulation 5(4)(c)(ii) of the Transparency (Directive 2004/109/EC) Regulations 2007), the Group is required to give a description of the principal risks and uncertainties which it faces. These risks and uncertainties reflect the international scope of the Group's operations and the Group's decentralised structure.

Principal strategic risks and uncertainties

Industry cyclicality: The level of construction activity in local and national markets is inherently cyclical being influenced by a wide variety of factors including global and national economic circumstances, ongoing austerity programmes in the developed world, governments' ability to fund infrastructure projects, consumer sentiment and weather conditions. The Group's financial performance may also be negatively impacted by unfavourable swings in fuel and other commodity/raw material prices. The adequacy and timeliness of management's response to unfavourable events are of critical importance.

Political and economic uncertainty: As an international business, CRH operates in many countries with differing, and in some cases potentially fast-changing economic, social and political conditions. Changes in these conditions, including the possibility of disintegration of the eurozone or in the governmental and regulatory requirements in any of the countries in which CRH operates (with particular reference to developing markets), may, for example, adversely affect CRH's business thus leading to possible impairment of financial performance and/or restrictions on future growth opportunities.

Commodity products and substitution: CRH faces strong volume and price competition across its product lines. In addition, existing products may be replaced by substitute products which CRH does not produce or distribute. Against this backdrop, if CRH fails to generate competitive advantage through differentiation across the supply chain (for example through superior product quality, engendering customer loyalty or excellence in logistics), market share, and thus financial performance, may decline.

Acquisition activity: Growth through acquisition is a key element of CRH's strategy. CRH may not be able to continue to grow as contemplated in its business plan if it is unable to identify attractive targets (including potential new platforms for growth), execute full and proper due diligence, raise funds on acceptable terms, complete such acquisition transactions, integrate the operations of the acquired businesses and realise anticipated levels of profitability and cash flows.

Joint ventures and associates: CRH does not have a controlling interest in certain of the businesses (i.e. joint ventures and associates) in which it has invested and may invest; the greater complexity inherent in these arrangements accompanied by the need for proactive relationship management may restrict the Group's ability to generate adequate returns and to develop and grow its business.

Human resources: Existing processes to recruit, develop and retain talented individuals and promote their mobility within a decentralised Group may be inadequate thus giving rise to management attrition and difficulties in succession planning and potentially impeding the continued realisation of the Group's core strategy of performance and growth.

Corporate communications: As a publicly-listed company, CRH undertakes regular communication with its stakeholders. Given that these communications may contain forward-looking statements, which by their nature involve uncertainty, actual results and developments may differ from those communicated due to a variety of external and internal factors giving rise to reputational risk.

Corporate Social Responsibility: CRH is subject to stringent and evolving laws, regulations, standards and best practices in the area of Corporate Social Responsibility (comprising corporate governance, environmental management and climate change (specifically capping of emissions), health and safety management and social performance) which may give rise to increased ongoing remediation and/or other compliance costs and may adversely affect the Group's reported results and financial condition.

Laws and regulations: CRH is subject to many laws and regulations (both local and international) throughout the many jurisdictions in which it operates and is thus exposed to changes in those laws and regulations and to the outcome of any investigations conducted by governmental, international and other regulatory authorities, which may result in the imposition of fines and/or sanctions for non-compliance and may damage the Group's reputation.

Principal financial and reporting risks and uncertainties - continued

Financial instruments: CRH uses financial instruments throughout its businesses giving rise to interest rate, foreign currency, credit/counterparty and liquidity risks. A downgrade of CRH's credit ratings may give rise to increases in funding costs in respect of future debt and may impair the Group's ability to raise funds on acceptable terms. In addition, against the backdrop of heightened uncertainties, in particular in the eurozone, insolvency of the financial institutions with which CRH conducts business (or a downgrade in their credit ratings) may lead to losses in CRH's derivative assets and cash and cash equivalents balances or render it more difficult either to utilise the Group's existing debt capacity or otherwise obtain financing for the Group's operations.

Defined benefit pension schemes: CRH operates a number of defined benefit pension schemes in certain of its operating jurisdictions. The assets and liabilities of these schemes may exhibit significant period-on-period volatility attributable primarily to asset valuations, changes in bond yields and longevity. In addition to future service contributions, significant cash contributions may be required to remediate deficits applicable to past service.

Insurance counterparties: In its worldwide insurance programme, the Group carries appropriate levels of insurance for typical business risks (including product liability) with various leading insurance companies. However, in the event of the failure of one or more of its insurance counterparties, the Group could be impacted by losses where recovery from such counterparties is not possible.

Foreign currency translation: CRH's activities are conducted primarily in the local currency of the country of operation resulting in low levels of foreign currency transactional risk. The principal foreign exchange risks to which the consolidated financial statements are exposed pertain to adverse movements in reported results when translated into euro (which is the Group's reporting currency) together with declines in the euro value of the Group's net investments which are denominated in a wide basket of currencies other than the euro.

Goodwill impairment: Significant under-performance in any of CRH's major cash-generating units may give rise to a material write-down of goodwill which would have a substantial impact on the Group's income and equity.

Inspections by Public Company Accounting Oversight Board ("PCAOB"): Our auditors, like other independent registered public accounting firms operating in Ireland and a number of other European countries, are not currently permitted to be subject to inspection by the PCAOB, and as such, investors are deprived of the benefits of PCAOB inspections.

As demonstrated by CRH's proven record of superior performance, the Group's management team has substantial and long experience in dealing with the impact of these risks.

RESPONSIBILITY STATEMENT

The Directors of CRH plc, being the persons responsible within CRH plc, confirm that to the best of their knowledge:

1) the condensed consolidated unaudited financial statements for the six months ended 30 June 2013, have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting, the accounting standard applicable to the interim financial reporting adopted pursuant to the procedure provided for under Article 6 of Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of 19 July 2002, and give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group for the six months ended 30 June 2013;

2) the interim management report includes a fair review of:

I. the important events that have occurred during the first six months of the financial year, and their impact on the condensed set of financial statements;

II. the principal risks and uncertainties for the remaining six months of the financial year; or

III. any related parties' transactions that have taken place in the first six months of the current financial year that have materially affected the financial position or the performance of the enterprise during that period; and

IV. any changes in the related parties' transactions described in the 2012 Annual Report that could have a material effect on the financial position or performance of the enterprise in the first six months of the current financial year.

Myles Lee	Chief Executive

Maeve Carton	Finance Director

Disclaimer

This document contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this document and other factors discussed in our Annual Report on Form 20-F filed with the SEC.

Contact
+353 1 404 1000
Myles Lee, Chief Executive
Maeve Carton, Finance Director
Frank Heisterkamp, Head of Investor Relations

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353 1 404 1000 FAX +353 1 404 1007
E-MAIL: mail@crh.com WEBSITE: www.crh.com Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

CRH public limited company
(Registrant)

Date: 20 August 2013

By:___/s/Maeve Carton___
M. Carton
Finance Director